UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number: 001-36231

SCORPIO BULKERS INC.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This report on Form 6K is being furnished to announce that the Company has entered into an agreement with one of its institutional shareholders relating to certain corporate governance matters.  Among other provisions of the agreement, which is attached to this Report on Form 6-K as exhibit 99.1, the Company has agreed to increase the size of its board from five members to six members prior to January 31, 2016 and to appoint one new independent director to fill the resulting vacancy.  The new director will also serve on the audit committee.  Additionally, the Company has agreed that it will further increase the size of its board to seven members prior to, or in connection with, the Company's 2017 annual general meeting of shareholders.  The Company has also agreed that on or before January 15, 2016 it will amend its stockholders rights agreement dated as of June 18, 2015 to change the definition of "acquiring person" to any person that beneficially owns 20% or more of the Company's issued and outstanding common shares from the current ownership threshold under the stockholders rights agreement of 15% of the Company's issued and outstanding common shares.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No.333-201354) initially filed with the Securities and Exchange Commission on January 2, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO BULKERS INC. (registrant)

Dated: December 23, 2015	By:	/s/ Hugh Baker
Hugh Baker Chief Financial Officer

Exhibit 99.1

AGREEMENT

This AGREEMENT (the "Agreement") is made and entered into as of December 21, 2015, by and between Scorpio Bulkers Inc., a Marshall Islands corporation (the "Company"), and Monarch Alternative Capital LP, a Delaware limited partnership, acting on behalf of certain of its advisory clients ("Monarch").

 RECITALS
WHEREAS, Monarch is the investment manager of certain shareholders of the Company and, in such capacity, is the beneficial owner of certain shares of the common stock, par value $0.01 per share, of the Company (the "Common Stock") owned directly by such shareholders; and
WHEREAS, Monarch has requested that the Company increase the size of its board of directors (the "Board") and add two new independent directors to the Board; and
WHEREAS, the Board has been independently engaging in a process to expand the Board and add to the Board one or more new independent directors; and
WHEREAS, Monarch has identified to the Company two candidates to serve as directors of the Company that Monarch and the Company believe meet the criteria that the Board has independently established in its search process for one or more additional directors; and
WHEREAS, the Board has determined that it is in the best interests of the Company and its shareholders to add a new independent director to the Board in January 2016 and to add another independent director to the Board at or prior to the 2017 annual meeting of the Company's shareholders (the "2017 Meeting");
NOW, THEREFORE, in consideration of the premises, the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I.
 AGREEMENTS
Section 1.1.  Addition of Directors to the Board.
(a)            No later than January 31, 2016, the Company shall take all action necessary (including the calling of a special meeting of the Board for any corporate action that may be required) to:
(x)            expand the size of the Board to six (6) directors so as to create a new directorship on the Board in accordance with Article I(a) of its Amended and Restated Articles of Incorporation (the "Amended Articles"), and

(y)            appoint either Kurt M. Cellar or James B. Nish, as the Board may choose, to fill the vacancy created by such newly-created directorship (such individual appointed by the Board, the "2016 Appointee") in accordance with Article I(b) of the Amended Articles and to allocate the 2016 Appointee to the Board class to be elected at the Company's 2016 annual meeting of shareholders (the "2016 Meeting").
(b)            The Company agrees that it shall (i) appoint the 2016 Appointee to the audit committee of the Board upon the 2016 Appointee's joining the Board and (ii) include the 2016 Appointee on the Board's slate of director candidates for election at the 2016 Meeting and solicit proxies with respect to the 2016 Appointee's election to the same extent as for the election or re-election of any other member of that slate.  The Company agrees that the Board shall take all action necessary to continue the appointment of the 2016 Appointee to the audit committee of the Board so long as the 2016 Appointee continues to meet the independence requirements necessary for membership on such committee.
(c)            Prior to or in connection with the 2017 Meeting, the Company shall take all action necessary to:
(x)            expand the size of the Board to seven (7) directors so as to create a new directorship on the Board in accordance with Article I(a) of  the Amended Articles, and
(y)            subject to Section 1.2 of this Agreement, appoint an individual who qualifies as an independent director to the Board class to be elected at the 2017 Meeting, or include an individual who qualifies as an independent director on the Board's slate of director candidates for election at the 2017 Meeting and solicit proxies with respect to such individual's election to the same extent as for the election or re-election of any other member of that slate, in either case to fill such newly-created directorship (such individual, the "2017 Appointee").
Section 1.2.  Consultation Rights.
(a)            The Company agrees that, at any time prior to and including the date that director nominees for the 2019 annual meeting of the shareholders of the Company are certified by the inspector of such meeting, and provided that Monarch then beneficially owns at least 10% of the outstanding shares of Common Stock, if the 2016 Appointee (or any replacement for the 2016 Appointee) is unable or unwilling to serve as a director of the Company, the Board, prior to selecting an individual to replace such director, shall (i) provide to Monarch the same information about any replacement candidates as is provided to the members of the Board, (ii) shall permit Monarch the opportunity to interview such individuals and (iii) consult with Monarch in good faith as to the desirability of adding such individuals to the Board, and Monarch agrees to keep such information received from the Company about each replacement candidate confidential for a period of one year from receipt, except where (x) such information becomes publicly available through no fault of Monarch, (y) Monarch receives such information from a source other than the Company that is not subject to an obligation of confidentiality with respect thereto, or (z) such information is required by law or legal process to be disclosed or is required or requested by a regulatory authority having jurisdiction over Monarch in the course of a routine examination or inquiry.

(b)            The Company agrees that, at any time prior to the 2017 Meeting, and provided that Monarch then beneficially owns at least 10% of the outstanding shares of Common Stock, if any individual is appointed to the Board other than as contemplated by Section 1.2(a) or to fill a vacancy created by the death or resignation of an incumbent director other than the 2016 Appointee, or if an individual who is not an incumbent director is included on the Board's slate of director candidates for election to the Board (including, for the avoidance of doubt, the slate for the 2017 Meeting), in connection with and prior to such appointment or inclusion, the Board shall (i) provide to Monarch the same information about the candidates for such board seat as is provided to the members of the Board, (ii) shall permit Monarch the opportunity to interview such individuals and (iii) consult with Monarch in good faith as to the desirability of adding such individuals to the Board.
(c)            For purposes of this Section 1.2 and Section 1.3 of this Agreement, "beneficial ownership" and "beneficial owner" shall be determined in accordance with Section 13(d) of the United States Securities and Exchange Act of 1934, as amended, and Rules 13d-3 and 13d-5(b)(1) thereunder.  Nothing in this Section 1.2 shall derogate from the Board's right to choose the individuals to be appointed to the Board or included on the Board's slate of director candidates for election or re-election to the Board.
Section 1.3.  Rights Plan.  The Company agrees that, no later than January 15, 2016, the Company shall take all action necessary to amend that certain Stockholders Rights Agreement, dated as of June 18, 2015, by and between Scorpio Bulkers Inc. and Computershare Trust Company, N.A., as Rights Agent (the "Rights Plan") such that the definition of "Acquiring Person" thereunder shall not include any Person who, together with such Person's Affiliates and Associates, Beneficially Owns, or is the Beneficial Owner of, less than 20% of the Common Stock outstanding (as all such capitalized terms are defined in the Rights Plan as of the date hereof).  The Company agrees that it will not adopt or amend any rights plan or agreement (including the Rights Plan), or any other plan or agreement, having the effect of precluding or imposing economic costs or other consequences on a shareholder based on the fact that the shareholder Beneficially Owns, or is the Beneficial Owner of, any number of shares of Common Stock that is less than 20% of the Common Stock outstanding (as all such capitalized terms are defined in the Rights Plan as of the date hereof).
Section 1.4.  2016 Meeting.  Subject to the Company's compliance with its obligations pursuant to Section 1.1(a), the first sentence of Section 1.1(b), and Section 1.3:
(a)            Monarch shall not nominate any person for election, or propose any business to be presented to the Company's shareholders, at the 2016 Meeting or provide notice of any nomination or shareholder business at such meeting, and
(b)            Monarch shall vote all shares of Common Stock as to which it has voting power as of the record date for the 2016 Meeting in favor of the Board's slate of director candidates for such meeting.

Section 1.5.  2017 Meeting.  Subject to the Company's compliance with its obligations pursuant to Section 1.1(c), the second sentence of Section 1.1(b), Section 1.2(b), and Section 1.3:
(a)            Monarch shall not nominate any person for election, or propose any business to be presented to the Company's shareholders, at the 2017 Meeting or provide notice of any nomination or shareholder business at such meeting, and
(b)            Monarch shall vote all shares of Common Stock as to which it has voting power as of the record date for the 2017 Meeting in favor of the Board's slate of director candidates for such meeting.

ARTICLE II.
 MISCELLANEOUS PROVISIONS
Section 2.1.  Representations and Warranties.
(a)            Each of the parties hereto represents and warrants to the other party that:
(i)             such party has all requisite authority and power to execute and deliver this Agreement and to consummate the transactions contemplated hereby,
(ii)            the execution and delivery of this Agreement and the consummation of the actions contemplated hereby have been duly and validly authorized by all required action on the part of such party and no other proceedings on the part of such party are necessary to authorize the execution and delivery of this Agreement and the actions contemplated hereby,
(iii)            the Agreement has been duly and validly executed and delivered by such party and constitutes the valid and binding obligation of such party enforceable against such party in accordance with its terms, and
(iv)            this Agreement will not result in a violation of any terms or provisions of any agreements to which such person is a party or by which such party may otherwise be bound or of any law, rule, license, regulation, judgment, order or decree governing or affecting such party.
(b)            The parties hereto acknowledge, warrant and represent that they have carefully read this Agreement, understand it, have consulted with and received the advice of counsel regarding this Agreement, agree with its terms, are duly authorized to execute it and freely, voluntarily and knowingly execute it.
Section 2.2.  General.
 (a)            This Agreement contains the entire agreement between the parties with respect to the subject matter hereof and thereof and supersedes all prior and contemplated arrangements and understandings with respect thereto.

(b)            This Agreement may be signed in counterparts, each of which shall constitute an original and all of which together shall constitute one and the same Agreement.
(c)            All notices and other communications required or permitted hereunder shall be effective upon receipt and shall be in writing and may be delivered in person, electronic mail, express delivery service or U.S. mail, in which event it may be mailed by first-class, certified or registered, postage prepaid, addressed to the party to be notified at the respective addresses set forth below, or at such other addresses which may hereinafter be designated in writing:
If to the Company:
Scorpio Bulkers Inc.
9, Boulevard Charles III
Monaco 98000
Attention: Luca Forgione
E-Mail: lforgione@scorpiogroup.net
with a copy to:
Seward & Kissel LLP
One Battery Park Plaza
New York, NY  10004
Attention: Edward Horton
E-mail: horton@sewkis.com
If to Monarch:
Monarch Alternative Capital LP
535 Madison Avenue, 26th Floor
New York, New York 10022
Attention: Roger Schmitz
E-Mail:  roger.schmitz@monarchlp.com
with a copy to:
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
Attention: Michael A. Schwartz, Esq.
E-Mail: mschwartz@willkie.com
 (d)            Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid, but if any provision of this Agreement is held to be invalid or unenforceable in any respect, such invalidity or unenforceability shall not render invalid or unenforceable any other provision of this Agreement.

(e)            It is hereby agreed and acknowledged that it will be impossible to measure in money the damages that would be suffered if the parties fail to comply with any of the obligations herein imposed on them and that in the event of any such failure, an aggrieved person will be irreparably damaged and will not have an adequate remedy at law.  Any such person, therefore, shall be entitled to injunctive relief, including specific performance, to enforce such obligations, without the posting of any bond, and, if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law.
(f)            Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.
(g)            This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws principles.  Each of the parties hereto hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the United States District Court for the Southern District of New York or any court of competent jurisdiction in the State of New York, Borough of Manhattan, for any action, proceeding or investigation in any court or before any governmental authority arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any action, proceeding or investigation relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by registered mail to its respective address set forth in this Agreement shall be effective service of process for any action, proceeding or investigation brought against it in any such court.  Each of the parties hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, proceeding or investigation arising out of this Agreement or the transactions contemplated hereby in the United States District Court for the Southern District of New York or any court of competent jurisdiction in the State of New York, Borough of Manhattan and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, proceeding or investigation brought in any such court has been brought in an inconvenient forum.
(h)            Any affiliate or advisory client of Monarch that holds shares of Common Stock shall be an intended third party beneficiary of this Agreement with power to enforce its terms.
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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the day and year first written above.

SCORPIO BULKERS INC.

By:	/s/ Emanuele Lauro
	Name:	Emanuele Lauro
	Title:	Chief Executive Officer

[Signature Page to Agreement]

MONARCH ALTERNATIVE CAPITAL LP, on behalf of certain of its advisory clients

By:	/s/ Michael A. Weinstock
	Name:	Michael A. Weinstock
	Title:	Chief Executive Officer

[Signature Page to Agreement]